BROCKTON CAPITAL CORP.
403 – 850 West Hastings Street
Vancouver, BC
V6C 1E1

December 20, 2006

Mr. George T. Stapleton, II
Director
Deerfield Energy LLC
2300 Main Street – 9th Floor
Kansas City, MO 64108

Dear Sirs:

Re:	Proposed Purchase of the Assets of Deerfield Energy LLC

Further to our preliminary discussions, we wish to express the intent of Brockton Capital Corp. ("Brockton") or a subsidiary thereof (the "Purchaser") to purchase all of the assets including, but not limited to, the Fauvergue and Ida prospects in Missouri, U.S.A. and the Chetopa project in Kansas, U.S.A. (collectively the "Assets") of Deerfield Energy LLC (the "Vendor"; the Purchaser and the Vendor are collectively referred to as the "Parties"). The Vendor is engaged in the business of oil and gas exploration and the development of oil and gas reserves (the "Business"). Other than in respect of paragraphs 1.5, 2.1, 2.2, 2.3, 3.1(b), 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6 hereof, which shall be legally binding on the Parties pursuant to their terms, and which shall survive the termination of this letter of intent, this letter of intent is not intended to constitute an agreement which shall be binding on either of the Purchaser or the Vendor and is not intended to be relied on by the Parties as constituting a final binding agreement.

1.	Terms of the Transaction

1.1	Purchase Price. Subject to due diligence, the purchase price to be paid for the Assets is expected to be US$1,300,000.

1.2	Payment of Purchase Price. The Purchase Price shall be payable in cash and common shares of the Purchaser (the "Common Shares") as follows:

(a) US$800,000 of the Purchase Price shall be paid in cash; and

(b) US$500,000 of the Purchase Price shall be paid by Common Shares at a deemed price of US$0.10 per share (subject to a valuation or fairness opinion, if required by regulatory authorities).

1.3

Closing Date. The closing date (the "Closing Date") for the proposed purchase and sale contemplated hereby (the "Transaction") shall occur as soon as reasonably possible after the receipt of all necessary regulatory and shareholder approvals, but in any event no later than March 31, 2007.

1.4

Definitive Agreement. The Transaction shall be mutually acceptable to the Parties, both in form and substance, and the definitive agreement in respect thereof, which shall include the terms and conditions respecting the purchase and sale of the Assets (the "Definitive Agreement") shall be executed by the Purchaser and the Vendor within 60 days from the date of this letter of intent, or on such other date as the Parties may mutually agree upon, and shall contain provisions customarily covered by such agreements, including, but not limited to, the following:

	(a)	representations and warranties customary for a transaction of this nature;

(b)

provisions that George Stapleton, Bill Thornton, George Orr and Gail Bloomer, or other petroleum executives reasonably acceptable to the Vendor, enter into employment agreements with Brockton prior to the Closing Date;

(c)

provisions that, prior to the Closing Date, Brockton shall have completed two equity financings: (i) one of US$2,100,000 at the equivalent of US$0.10 per common share; and (ii) one of US$4,000,000 at the equivalent of US$0.50 per common share and which second financing shall include a one-half warrant exercisable at US$1.00 per common share;

(d)

provisions that Brockton shall have used its best efforts to have entered into a further equity financing of US$20,000,000 at a minimum price of US$0.70 per common share (or at such other price as may be agreed by the Parties), which financing shall close after the close of the Transaction; and

	(e)	provisions that the Transaction shall be conditional upon all regulatory approval and the approval of the shareholders/members of Brockton and the Vendor.

1.5

Cooperation. The Parties shall cooperate with each other in good faith in connection with: (a) the preparation and negotiation of the Definitive Agreement and all related documents, including, but not limited to, a business plan for the Vendor and a valuation report (in the form of Form 51-101F1 "Statement of Reserves Data and other Oil and Gas Information" and the other reports and forms required pursuant to National Instrument 51-101); and (b) obtaining all necessary consents and approvals and in complying with all regulatory requirements, including, but not limited to, applicable corporate and securities laws and any merger control and/or anti-trust approval of the Transaction which may be required by any competent regulatory authority.

2.	Exclusivity

2.1

Exclusivity. From the date of acceptance of this letter of intent to the date on which this letter of intent is terminated (the "Exclusivity Period"), the Vendor shall not, directly or indirectly, through any officer, director, employee, representative or agent, as the case may be, solicit, invite or encourage any person or company to consider the purchase of any or all of the Assets or any of its securities, or induce or attempt to induce any person to initiate any proposal, offer to purchase of any or all of the Assets or any of its securities, or take any action of any kind which might reasonably be expected to reduce the likelihood of success of the Transaction or the satisfaction of any condition contained in this letter of intent, and further covenants and agrees not to discuss, negotiate or entertain any proposal to dispose of any or all of the Assets or any of its securities to any entity, person or company other than the Purchaser. Without restricting the foregoing, the Vendor shall immediately notify Brockton of any information it may receive concerning an actual or intended offer for any or all of the Assets or any of its securities and shall allow the Purchaser to match it.

2.2

Assumption of Agosto Loan. In consideration for the granting of the exclusivity period set out in paragraph 2.1 hereof, upon the execution of this letter of intent by the Vendor, Brockton shall assume sole responsibility for the repayment of the principal and interest on the US$500,000 loan (the "Agosto Loan") made by Agosto Corporation Ltd. to the Vendor for the purposes of covering capital and operating expenses related to the Vendor’s oil exploration properties. In the event that this letter of intent terminates and the Parties do not enter into the Definitive Agreement, the Vendor shall be obligated to make payment to Brockton of $500,000 plus simple interest accruing at a rate of 6% per annum beginning on the date of termination of this letter of intent, payable over a 24-month period beginning six months from the date of termination of this letter of intent. The Vendor’s foregoing payment obligation shall be documented in a promissory note in form and content acceptable to the Parties, and shall be secured by a general pledge of the assets of the Vendor.

2.3

Bridge Loans. In further consideration for the granting of the exclusivity period set out in paragraph 2.1 hereof, upon the execution of this letter of intent by the Vendor, Brockton agrees to use its best efforts to support the short term financing requirements of the Vendor, including those to enable the Vendor to move forward in the development of the Fauvergue, Ida (Missouri) and Chetopa (Kansas) prospects, by providing bridge loans to the Vendor prior to the closing of the Transaction. In the event that this letter of intent is terminated for any reason, Deerfield shall have the obligation to repay any bridge loans issued to Deerfield as contemplated in this paragraph 2.3 plus simple interest at a rate of 6% per annum beginning on the date of termination of this letter of intent, payable over a 24-month period beginning 6 months from the date of termination of this letter of intent.

3.	Conditions Precedent to the Execution of the Definitive Agreement

3.1	Closing of the transactions contemplated by this letter of intent, including the Transaction, shall be subject to the following conditions precedent:

	(a)	the Transaction shall have been approved by the boards of directors of the Purchaser and the Vendor;

	(b)	satisfactory completion of all technical, financial and legal due diligence by Brockton and the Vendor; from the date of the Vendor’s acceptance of this letter of intent until the execution of the Definitive Agreement, the Parties shall provide each other and their representatives with such access as may reasonably be required to conduct a due diligence investigation of the assets, liabilities, prospects and affairs of the business of the other party;

(c)	negotiation and execution of the Definitive Agreement;

(d)

nothing shall have come to the attention of the Purchaser, the Vendor or their representatives as a result of its due diligence review which materially adversely affects the business, assets, liabilities, affairs or prospects of the business of the other party;

(e)

no material adverse change in the business, assets, liabilities or prospects of the business of either of the Parties shall have occurred since the date of the other party’s due diligence review (other than any change in the general business condition or any change in the markets or products or prices or as contemplated by this letter of intent);

(f)	there shall be no pending or threatened litigation regarding the Definitive Agreement or the Transaction;

(g)	the execution of employment agreements between Brockton and certain key employees as described in paragraph 1.4(b); and

(h)	completion of the equity financings as described in paragraph 1.4(c).

4.	Covenants of Both Parties to this Letter of Intent

The Parties covenant as follows:

4.1

Operation of Business. Until the closing, each of Brockton and the Vendor shall conduct and shall cause its business to be conducted in a reasonable and prudent manner in accordance with past practice and as contemplated by this letter of intent, preserve existing business organizations and relations with employees, customers, suppliers and others with whom it has a business relationship, preserve and protect its assets and conduct its business in compliance with all applicable laws and regulations.

4.2

Standstill. From the date of this letter of intent to the termination of this letter of intent or the closing of the Transaction, neither Brockton nor the Vendor shall, without the prior written consent of the other: (a) issue any debt or equity or other securities except in the ordinary course of business or as contemplated herein; (b) declare or pay any dividends or distribute any of its properties or assets to shareholders; (c) enter into any contract other than in the ordinary course of business; (d) alter or amend its constating documents, other than as contemplated herein; (e) engage in any business enterprise or other activity different from that carried on as of the date hereof; or (f) agree to do any of the foregoing.

4.3	Confidentiality. Each of the Parties shall keep secret all confidential information of the other party, including, without limitation, the terms of the Transaction,

trade secrets, all information relating to the Assets and the terms of any new asset acquisitions and development plans of the Vendor and each of the Parties shall be responsible for any breach of this provision by any of its affiliates, agents or employees.

4.4

Expenses. The Parties shall each pay their own respective expenses (including fees and expenses of legal counsel, brokers or other representatives or consultants) in connection with the Transaction (whether consummated or not), except that Brockton shall pay all costs associated with the preparation and filing of any reports and forms under National Instrument 51-101 and all legal expenses in respect of all regulatory filings and approvals for the Transaction. However, in the event that the Parties do not enter into the Definitive Agreement or the closing of the Transaction does not occur due to (a) Brockton’s failure to obtain the equity financing described in paragraph 1.4(c), (b) Brockton’s failure to obtain board of director or shareholder approval, or (c) the breach of any material representation, warranty, covenant or agreement of Brockton or the Purchaser in this letter of intent or in the Definitive Agreement, Brockton shall reimburse the Vendor the cost of its expenses related to this letter of intent and the Definitive Agreement including, without limitation, all legal and accounting fees.

4.5

Disclosure. The Parties hereto shall not issue any public announcement or press release or otherwise make any public disclosure concerning the Transaction without the prior approval of the other party hereto, which approval shall not be unreasonably withheld or delayed; provided, however, Brockton and the Vendor shall be permitted to provide such disclosures as may be required by its board of directors or to comply with applicable securities law. Notwithstanding the foregoing, each Party shall submit all proposed press releases and filings to the other party’s representatives in order to afford the other Party an opportunity to review and suggest changes to same.

4.6

Redesigning Structure. This letter of intent is intended to set out the general intention of the Parties. However, the Parties shall cooperate with each other in redesigning the structure of the Transaction if so requested by the other party or if the total liability of the shareholders/members of the Vendor shall exceed the amount of cash received by each such person in respect of the Purchase Price, provided that any such change would not be to the material economic disadvantage of the other party or its shareholders or members, as the case may be.

4.7	Applicable Laws. This letter of intent shall be governed by the laws of British Columbia and the federals laws of Canada applicable therein.

4.8	Execution. This letter of intent may be signed via facsimile and in counterparts, each of which shall be deemed to be an original.

4.9

Expiry. This letter of intent shall terminate automatically and become null and void (other than those provisions that shall survive its termination as set forth in the first paragraph of this letter of intent) at 5:00 p.m. (Vancouver time) on February 17, 2007 unless extended by the Parties in writing.

If the foregoing proposal is acceptable, please indicate your approval by signing this letter of intent where indicated below and returning it to the undersigned prior to 5:00 p.m. (Vancouver time) on December 20, 2006. If you do not confirm your approval of this letter as prescribed, this letter and the expression of interest it contains shall become null and void and this letter shall terminate automatically.

Yours very truly,

BROCKTON CAPITAL CORP.

Per: /s/ P. Bradley Kitchen
Name: P. Bradley Kitchen
Title: Director

Agreed to and accepted this 20th day of December, 2006.

DEERFIELD ENERGY LLC

Per: /s/ George T. Stapleton, II
Name: George T. Stapleton, II
Title: Director